Exhibit 99.35

ADVANCE NOTICE POLICY

(Adopted by the Board of Directors on October 28, 2024 with immediate effect)

ELEMENTAL ALTUS ROYALTIES CORP.

(the “Company”)

INTRODUCTION

The Company is committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting (which is not also an annual general meeting) process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information regarding all director nominees; and (iii) allowing shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation.

In addition, the purpose of this Advance Notice Policy (the “Policy”) is to provide shareholders, directors and management of the Company with a clear framework respecting the nomination of persons for election as directors of the Company. This Policy fixes a deadline by which holders of record of common shares of the Company must submit nominations for election of directors of the Company prior to any annual general or special meeting (which is not also an annual general meeting) of shareholders called for the purpose of electing directors and sets forth the information that must be included in the written notice to the Company in order for any director nominee to be eligible for election as a director of the Company at any annual general or special meeting (which is not also an annual general meeting) of shareholders called for the purpose of electing directors.

The board of directors of the Company (the “Board”) believes that this Policy is in the best interests of the Company, its shareholders and other stakeholders. This Policy will be subject to changes as required by securities regulatory authorities or stock exchanges, or as to meet industry or good governance standards from time to time.

NOMINATIONS OF DIRECTORS

1.	Only persons who are eligible to act as directors of the Company under the Business Corporations Act (British Columbia) (the “Act”) and who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. At any annual general meeting of shareholders, or at any special meeting (which is not also an annual general meeting) of shareholders if one of the purposes for which the special meeting was called is the election of directors, nominations of persons for election to the Board may be made only:

a.	by or at the direction of the Board, including pursuant to a notice of meeting;

b.	by or at the direction or request of one or more shareholders pursuant to a “proposal” made in accordance with Part 5, Division 7 of the Act, or pursuant to a requisition of the shareholders made in accordance with section 167 of the Act; or

c.	by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date that the Nominating Shareholder’s Notice (as defined below) is given and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more common shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such ownership that is reasonably satisfactory to the Company; and (B) who complies with the notice procedures set forth below in this Policy.

2.	In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with paragraph 3 below) and in proper written form (in accordance with paragraph 4 below) to the Corporate Secretary of the Company at the registered office of the Company (in accordance with paragraph 7 below).

3.	To be timely, a Nominating Shareholder's Notice (as defined below) to the Corporate Secretary of the Company must be made:

a.	in the case of an annual general meeting of shareholders, not less than thirty (30) days nor more than sixty-five (65) days prior to the date of the annual general meeting of shareholders; provided, however, that in the event that the annual general meeting of shareholders is to be held on a date that is less than fifty (50) days after the date (the “Notice Date”) on which the first Public Announcement (as defined below) of the date of the annual general meeting is made, notice by the Nominating Shareholder must be made not later than the close of business on the tenth (10th) day following the Notice Date; and

b.	in the case of a special meeting (which is not also an annual general meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first Public Announcement of the date of the special meeting of shareholders is made.

The time periods for the giving of a Nominating Shareholder's Notice set forth above shall in all cases be determined based on the original date of the applicable annual general meeting or special meeting of shareholders (for greater certainty, the original date of the applicable annual general meeting or special meeting of shareholders shall not be determined with reference to any previously cancelled annual general meeting or special meeting of shareholders), and in no event shall any adjournment or postponement of a meeting of shareholders, or the reconvening of any adjourned or postponed meeting of shareholders, or the announcement thereof, commence a new time period for the giving of a Nominating Shareholder’s Notice as described above.

4.	To be in proper written form, a Nominating Shareholder's Notice must set forth:

a.	as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the present principal occupation or employment of the person and the principal occupation or employment within the five years preceding the notice, as well as a list of directorships currently held or held within the five years preceding the notice by such person; (C) the citizenship and country of residence of such person; (D) the class or series and number of shares in the capital of the Company which are directly or indirectly controlled or directed or which are owned beneficially or of record by the person as of the record date for the annual general meeting of shareholders, or the special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (E) any other information relating to the person that would be required to be disclosed in a dissident's proxy circular, or other filings required to be made, in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

b.	as to the Nominating Shareholder giving the Nominating Shareholder’s Notice, and each beneficial owner, if any, on whose behalf the nomination is made, full particulars regarding any proxy, contract, agreement, arrangement, understanding or relationship, including any interests, rights or obligations relating to the voting of any securities of the Company for the nomination of directors to the Board, pursuant to which such Nominating Shareholder, or any of its affiliates or associates, has a right to vote or direct, or is acting jointly or in concert with any other person(s) in connection with, the voting of any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (collectively with paragraph 4(a), the “Nominating Shareholder’s Notice”).

The Company may require any proposed nominee to furnish such other information, including providing a properly completed Personal Information Form, that may be required by an applicable stock exchange, as may be required to be contained in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and/or by Applicable Securities Laws, or as may reasonably be required by the Company to determine the eligibility and independence of such proposed nominee to serve as an independent director of the Company or that would reasonably be expected to be material to a reasonable shareholder's understanding of the independence and/or qualifications, or lack thereof, of such proposed nominee.

5.	To be considered timely and in proper written form, the Nominating Shareholder’s Notice must be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such Nominating Shareholder’s Notice will be true and correct as of the record date for the annual general meeting of shareholders, or the special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors.

6.	No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at an annual general meeting of shareholders, or any special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors, of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act or at the discretion of the Chairman. The Chairman of the meeting of shareholders shall have the power and duty to determine whether a nomination was made in accordance with the provisions set forth in this Policy and, if any proposed nomination is not in compliance with such provisions, to declare that such non-compliant nomination shall be disregarded.

7.	For purposes of this Policy:

a.	“Public Announcement” shall mean disclosure in a press release reported by a national news service in Canada or publicly filed by the Company on the System for Electronic Document Analysis and Retrieval+ at www.sedarplus.ca; and

b.	“Applicable Securities Laws” means, collectively, the applicable securities statutes of each province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each relevant province and territory of Canada.

8.	Notwithstanding any other provision of this Policy, notice given to the Corporate Secretary of the Company pursuant to this Policy may only be given by personal delivery or email transmission, and shall be deemed to have been given and made only at the time it is served by personal delivery or sent by email transmission to the Corporate Secretary at the registered office of the Company as follows:

Elemental Altus Royalties Corp

Suite 1020, 800 West Pender Street

Vancouver, BC V6C 2V6

Email: legal@elementalaltus.com

provided that if such delivery or email transmission is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or email transmission shall be deemed to have been made on the next following day that is a business day.

9.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Policy.

GOVERNING LAW

This Policy shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

EFFECTIVE DATE

This Policy was approved and adopted by the Board on October 28, 2024 and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date. Unless this Policy has been approved by the shareholders of the Company, this Policy shall not apply with respect to any meeting of shareholders, called for the purpose of electing any director or directors, following the annual general and special meeting of shareholders of the Company to be held on November 28, 2024, as such meeting may be adjourned or postponed from time to time.